                                  EXHIBIT 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

         The ratio of earnings to fixed charges for the Company (including subsidiaries and majority-owned partnerships) presents the relationship of the Company's earnings to its fixed charges. "Earnings" as used in the computation, is based on the Company's earnings attributable to OP Units from continuing operations (which includes a charge to income for depreciation and amortization expense) before income taxes, plus fixed charges. "Fixed charges" is comprised of (i) interest charges, whether expensed or capitalized, and (ii) amortization of loan costs and discounts or premiums relating to indebtedness of the Company and its subsidiaries and majority-owned partnerships, excluding in all cases items which would be or are eliminated in consolidation.

         The Company's ratio of earnings to combined fixed charges presents the relationship of the Company's earnings (as defined above) to fixed charges (as defined above).


                                               Year Ended December 31
                                              ----------------------
                                   2000       1999      1998     1997      1996
                                  ------     ------    ------   ------    ------
                                             (unaudited, in thousands)
Earnings:
 Income before distribution to
      Preferred OP Units:         $46,304   $37,435   $32,054   $27,927   $21,953 (1)
 Add fixed charges other than
 capitalized interest              29,651    27,289    23,987    14,423    11,277
                                  -------   -------   -------   -------   -------
                                  $75,955   $64,724   $56,041   $42,350   $33,230
                                  =======   =======   =======   =======   =======

Fixed Charges:
 Interest expense                 $29,651   $27,289   $23,987   $14,423   $11,277
 Preferred OP Unit distribution     7,826     3,663     2,505     2,505     1,670
 Capitalized interest               3,148     2,230     1,045       756       380
                                  -------   -------   -------   -------   -------
 Total fixed charges              $40,625   $33,182   $27,537   $17,684   $13,327
                                  =======   =======   =======   =======   =======

Ratio of earnings to
  fixed charges                      1.87      1.95      2.03      2.39      2.49
                                  =======   =======   =======   =======   =======


------------------------


(1)  Before Extraordinary Item in 1996